THE FOLLOWING IS FOR INFORMATIONAL PURPOSES ONLY. THESE STATEMENTS ARE NOT INCORPORATED BY REFERENCE IN THIS OR ANY OTHER FILING WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE COMDISCO, INC. CONSOLIDATED FINANCIAL STATEMENTS AND THIS INFORMATION IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO SUCH FINANCIAL STATEMENTS.










PRISM COMMUNICATION SERVICES, INC.
AND SUBSIDIARIES

Consolidated Financial Statements
September 30, 1998 and 1999
With Independent Auditors' Report Thereon)

                          INDEPENDENT AUDITORS' REPORT

The Stockholders
Prism Communication Services, Inc.:

We have audited the accompanying consolidated balance sheets of Prism Communication Services, Inc. and subsidiaries as of September 30, 1998 (Predecessor) and 1999 (Successor) and the related consolidated statements of operations, stockholders' equity and cash flows for the period from November 6, 1997 (inception) to September 30, 1998 (Predecessor), the period from October 1, 1998 to February 26, 1999 (Predecessor) and the period from February 27, 1999 to September 30, 1999 (Successor). These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Prism Communication Services, Inc. and subsidiaries as of September 30, 1998 (Predecessor) and 1999 (Successor) and the results of their operations and their cash flows for the period from November 6, 1997 (inception) to September 30, 1998 (Predecessor), the period from October 1, 1998 to February 26, 1999 (Predecessor) and the period from February 27, 1999 to September 30, 1999 (Successor) in conformity with generally accepted accounting principles.

As discussed in note 1 to the consolidated financial statements, on February 26, 1999, Comdisco, Inc. acquired a controlling interest in Prism Communication Services, Inc. As a result of the change in control, the financial information for the period after the change in control is presented on a different cost basis than that for the period before the change in control and, therefore, is not comparable.

/s/ KPMG LLP

November 22, 1999

PRISM COMMUNICATION SERVICES, INC.
AND SUBSIDIARIES

Consolidated Balance Sheets
September 30, 1998 and 1999
($ in thousands)

                                                                       1998         1999
                                                              -------------  -----------
                                                              (PREDECESSOR)  (SUCCESSOR)
ASSETS
Current assets:
    Cash and cash equivalents ................................   $   2,126    $     902
    Accounts receivable, net .................................          19          361
    Prepaid expenses and other current assets ................         409          985
                                                                 ---------    ---------
                   Total current assets ......................       2,554        2,248
                                                                 ---------    ---------

Property, plant and equipment, net (note 3) ..................      10,030       63,394
Goodwill, net of accumulated amortization of $3,601 (note 1) .          --       58,070
Other assets .................................................         357        5,901
                                                                 ---------    ---------
                                                                 $  12,941    $ 129,613
                                                                 =========    =========


LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
    Accounts payable .........................................   $   2,258    $  16,690
    Accrued liabilities ......................................         152        5,812
    Equipment purchases payable ..............................       7,920        5,000
    Due to parent (note 9) ...................................          --       82,461
                                                                 ---------    ---------
                   Total current liabilities .................      10,330      109,963
                                                                 ---------    ---------

Stockholders' equity:
    Common stock, $0.01 par value.  Authorized 900,000 shares, issued and outstanding 340,000 shares in 1998
       and 446,111 shares in 1999 ............................           3            4
    Additional paid-in capital ...............................       7,359       54,650
    Accumulated deficit ......................................      (4,751)     (35,004)
                                                                 ---------    ---------
                   Total stockholders' equity ................       2,611       19,650
                                                                 ---------    ---------
                                                                 $  12,941    $ 129,613
                                                                 =========    =========


See accompanying notes to consolidated financial statements.

PRISM COMMUNICATION SERVICES, INC.
AND SUBSIDIARIES

Consolidated Statements of Operations

Period  from   November  6,  1997   (inception)   to
September  30,  1998,  period  from  October 1, 1998 to
February 26, 1999 and the period from
February 27, 1999 to September 30, 1999

($ in thousands)

                                                        PERIOD FROM    PERIOD FROM    PERIOD FROM
                                                        NOVEMBER 6,     OCTOBER 1,   FEBRUARY 27,
                                                   1997 (INCEPTION)        1998 TO        1999 TO
                                                   TO SEPTEMBER 30,   FEBRUARY 26,  SEPTEMBER 30,
                                                               1998           1999           1999
                                                   ----------------  -------------  -------------
                                                     (PREDECESSOR)   (PREDECESSOR)   (SUCCESSOR)
Net sales and service revenues .................           $    22        $    56      $    671

Operating expenses:

    Cost of sales and services .................             1,515          2,511         8,496
    Selling, general and administrative expenses             6,063         18,238        19,035
    Stock based compensation expense ...........                --          6,664           718
    Depreciation and amortization ..............               105            439         5,633
                                                           -------       --------      --------
                   Total operating expenses ....             7,683         27,852        33,882
                                                           -------       --------      --------
                   Operating loss ..............            (7,661)       (27,796)      (33,211)

Interest income (expense), net .................                70             74        (1,793)
                                                           -------       --------      --------
                   Net loss ....................           $(7,591)      $(27,722)     $(35,004)
                                                           =======       ========      ========


See accompanying notes to consolidated financial statements.

PRISM COMMUNICATION SERVICES, INC.
AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity

Period  from   November  6,  1997   (inception)   to
September  30,  1998,  period  from  October 1, 1998 to
February 26, 1999 and the period from
February 27, 1999 to September 30, 1999

(Amounts in thousands)

                                                                     ADDITIONAL           TOTAL
                                          SHARES   COMMON  PAID-IN  ACCUMULATED   STOCKHOLDERS'
                                     OUTSTANDING    STOCK  CAPITAL      DEFICIT          EQUITY
                                     -----------   ------  -------  -----------   -------------
(PREDECESSOR)

Balances at November 6, 1997 .....        --       $  --   $    --    $     --         $     --
Issuances of common stock ........       151           1     1,649          --            1,650
Issuances of common stock
    in consideration of
    services rendered ............        82           1       888          --              889
Reclass of LLC losses to
    additional paid-in capital ...        --          --     (2,840)      2,840              --
Issuance of common stock .........       100           1     7,499          --            7,500
Conversion of loan to equity .....         7          --        163         --              163
Net loss .........................        --          --        --      (7,591)          (7,591)
                                     -------      ------   -------    --------         --------
Balances at September 30, 1998 ...       340           3     7,359      (4,751)           2,611
Net loss from October 1, 1998 to
    February 26, 1999 ............      --           --        --      (27,722)         (27,722)
                                     -------      ------   -------    --------         --------
Balances at February 26, 1999 ....       340      $    3   $ 7,359    $(32,473)        $(25,111)


(SUCCESSOR)

Effect of acquisition of shares by
    Comdisco .....................        --         --     36,574      32,473          69,047
Conversion of preferred
    stock to common stock ........       100          1      9,999          --          10,000
Issuance of common stock .........         6         --        718          --             718
Net loss from February 27, 1999 to
    September 30, 1999 ...........        --         --         --     (35,004)        (35,004)
                                     -------    -------    -------    --------        --------
Balance at September 30, 1999 ....       446    $     4    $54,650    $(35,004)       $ 19,650
                                     =======    =======    =======    ========        ========


See accompanying notes to consolidated financial statements.

PRISM COMMUNICATION SERVICES, INC.
AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Period from November 6, 1997 (inception) to September 30, 1998, period from October 1, 1998 to February 26, 1999 and the period from February 27, 1999 to September 30, 1999

($ in thousands)

                                                                 PERIOD FROM     PERIOD FROM     PERIOD FROM
                                                                 NOVEMBER 6,      OCTOBER 1,    FEBRUARY 27,
                                                            1997 (INCEPTION)         1998 TO         1999 TO
                                                            TO SEPTEMBER 30,    FEBRUARY 26,   SEPTEMBER 30,
                                                                        1998            1999            1999
                                                            ----------------   -------------   -------------
                                                              (PREDECESSOR)    (PREDECESSOR)    (SUCCESSOR)
Cash flows from operating activities:

    Net loss ...............................................     $(7,591)         (27,722)        (35,004)
    Adjustments to reconcile net loss to net cash
       used in operating activities:
          Depreciation and amortization ....................         105              439           5,633
          Stock issued in consideration of services rendered         889               --              --
          Compensation expense .............................          --            6,664             718
          Increase in accounts receivable ..................         (19)              (9)           (333)
          (Increase) decrease in other current assets ......        (409)          (2,103)          1,527
          (Increase) decrease in other assets ..............        (347)             301          (5,845)
          Increase in accounts payable .....................       2,258            4,781           9,651
          Increase in accrued liabilities ..................         152            5,420             240
          Increase in due to parent ........................          --               14           4,392
                                                                 -------          -------         -------
                   Net cash used in operating activities ...      (4,962)         (12,215)        (19,021)
                                                                 -------          -------         -------

Cash flows from investing activities:

    Capital expenditures ...................................      (2,215)          (2,585)        (55,458)
    Purchase of investments ................................         (10)              --              --
                                                                 -------          -------         -------
                   Net cash used in investing activities ...      (2,225)          (2,585)        (55,458)
                                                                 -------          -------         -------

Cash flows from financing activities:

    Proceeds from issuances of common stock ................       9,150               --              --
    Proceeds from issuance of convertible redeemable
       preferred stock .....................................          --           10,000              --
    Proceeds from loans ....................................         663               --              --
    Payments under loan agreements .........................        (500)              --              --
    Proceeds from debt financing from parent ...............          --            6,000          72,055
                                                                 -------          -------         -------
                   Net cash provided by financing activities       9,313           16,000          72,055
                                                                 -------          -------         -------
                   Net increase in cash and cash equivalents       2,126            1,200          (2,424)
Cash and cash equivalents at beginning of period ...........          --            2,126           3,326
                                                                 -------          -------         -------
Cash and cash equivalents at end of period .................     $ 2,126            3,326             902
                                                                 =======          =======         =======

Noncash activities:

    Equipment supplier financing ...........................     $ 7,920          $    --         $    --
                                                                 =======          =======         =======
    Conversion of loan to equity ...........................     $   163          $    --         $    --
                                                                 =======          =======         =======


See accompanying notes to consolidated financial statements.

                       PRISM COMMUNICATION SERVICES, INC.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                           September 30, 1998 and 1999

               ($ in thousands except share and per share amounts)

                                  (Continued)
(1)    DESCRIPTION OF BUSINESS AND ACQUISITION BY COMDISCO INC.

       Prism Communication Services, Inc. (the "Company") (formerly ExtraCom LLC and Transwire Communications, LLC) was incorporated on November 6, 1997 as a Delaware corporation for the purpose of providing high speed data connectivity, local and long distance voice and other services over a communications network using digital subscriber line (DSL) technology. The Company began offering its services in the New York City market in February 1999.

       At September 30, 1998, Comdisco, Inc. ("Comdisco") held an equity interest in the Company which it acquired on June 11, 1998 through the purchase of 100,000 shares of common stock for $7,500. On February 26, 1999, Comdisco acquired the then remaining outstanding common stock of the Company by purchasing 240,000 shares of common stock and the rights to an additional 60,000 shares of common stock for $117.50 per share and for each right to a share for an aggregate purchase price of $35,250. The acquisition was accounted for as a step purchase transaction. As a result of the acquisition and change in control, the financial information subsequent to February 26, 1999 has been presented on the push down basis of accounting and is not comparable to periods prior to February 26, 1999.

       The total purchase price for the acquisition was allocated to assets and liabilities as follows:

          Current assets                                            $     5,866
          Property, plant and equipment                                  12,774
          Goodwill                                                       61,671
          Other noncurrent assets                                            56
          Current liabilities                                           (26,431)
          Convertible redeemable preferred stock (see note 7)           (10,000)
                                                                    ------------
                                   Total purchase price             $    43,936
                                                                    ============

       All of the purchase price in excess of the fair value of net assets was allocated to goodwill. The Company amortizes goodwill over a life of ten years.

       Currently, the Company's primary source of funding is Comdisco. Comdisco has indicated its intent to continue to provide the necessary operating and capital funding until the earlier of the completion of a public or private offering that will provide the necessary operating and capital funding or January 1, 2001.

(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

       (A)    PRINCIPLES OF CONSOLIDATION

              The accompanying consolidated financial statements include the transactions and balances of Prism Communication Services, Inc. and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

       (B)    USE OF ESTIMATES

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the financial statement date, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used in determining the allowance for doubtful accounts, depreciation and amortization and the recognition of deferred tax assets.

       (C)    REGULATORY RISKS AND UNCERTAINTIES

              The regulatory environment in which the Company operates is undergoing significant change. As the regulatory environment evolves, changes may occur which could create greater or unique competitive advantages for all or some of the Company's current or potential competitors, or could make it easier for other entities to provide competitive services.

       (D)    CREDIT CONCENTRATIONS AND BUSINESS RISKS

              Most of the Company's customers are located in New York City. No single customer represented over 2.5% of the Company's revenues from November 6, 1997 (inception) through September 30, 1998 or the Company's accounts receivable at September 30, 1998. No single customer represented over 1% of the Company's revenues during the periods ended February 26, 1999 or September 30, 1999 or the Company's accounts receivable at September 30, 1999.

              The Company is dependent on a small number of major suppliers and service providers. One vendor supplies the Company with all of its telecommunications switching equipment, software, high speed digital modems and line cards.

              The Company is subject to significant risks and uncertainties, including competitive, financial, managerial, operational, technological, regulatory and other risks faced by a start-up company.

       (E)    REVENUE RECOGNITION

              Revenue is recognized in the period services are provided. Payments received in advance of providing services are recorded as deferred revenue until the period such services are provided. Installation fees are recognized to the extent of installation costs. Installation fees in excess of related costs are deferred and amortized over the lives of the related customer agreements.

       (F)    CASH AND CASH EQUIVALENTS

              The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

       (G)    PROPERTY, PLANT AND EQUIPMENT, NET

              Property, plant and equipment are recorded at cost. Depreciation of property, plant and equipment is calculated on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the asset.
              Maintenance and repairs are charged to expense in the period incurred, and improvement and betterments which extend the life are capitalized. The estimated useful lives of assets are as follows:

                  Network, communication and customer
                     premise equipment                              1 to 7 years
                  Computers and software                            3 to 5 years
                  Leasehold improvements                5 to 10 years or life of
                                                            the lease if shorter
                  Furniture and fixtures and office equipment            5 years

              The Company capitalizes costs associated with the design and implementation of the Company's network including internally and externally developed software. Capitalized external software costs include the actual costs to purchase existing software from vendors. Capitalized internal software costs generally include personnel costs incurred in the enhancement and implementation of purchased software packages. For the periods from November 6, 1997 (inception) to September 30, 1998, October 1, 1998 to February 26, 1999 and February 27, 1999 to September 30, 1999, $11, $160 and
              $1,280, respectively, of internal software costs were capitalized.

              Customer premise equipment consists of communications equipment that will be installed at customer premises for the duration of their service agreement with the Company.

       (H)    IMPAIRMENT  OF  LONG-LIVED  ASSETS  AND  LONG-LIVED  ASSETS  TO BE
              DISPOSED OF

              The Company accounts for long-lived assets in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed OF." This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount of fair value less costs to sell.

       (I)    ADVERTISING COST

              Advertising costs consist of advertising production costs and media costs. Advertising production costs are deferred and recognized in the period in which the advertisement first airs. Advertising media costs are expensed in the period incurred. As of September 30, 1999, deferred advertising production costs were $0. Advertising expense was $490, $7,909 and $3,813 for the periods from November 6, 1997 (inception) to September 30, 1998, October 1, 1998 to February 26, 1999 and February 27, 1999 to September 30, 1999, respectively.

       (J)    INCOME TAXES

              From November 6, 1997 to May 18, 1998, the Company was a limited liability corporation (LLC). As a LLC, the Company did not pay Federal income taxes on its taxable income. Instead, the members were liable for Federal income taxes on the Company's taxable income during this period. From May 19, 1998, the Company is taxable as a C-Corporation and under the provisions of the Internal Revenue Code, the Company assumed the carrying basis in assets and liabilities of the LLC and became liable for Federal income taxes. As a result, the accumulated deficit for the period when the Company was a LLC was reclassified to paid-in-capital.

              As a result of the acquisition described in notes 1 and 7, the Company will be included in the consolidated tax return of Comdisco for periods subsequent to February 26, 1999. There is presently no tax sharing agreement between Comdisco and the Company. The Company accounts for income taxes using the liability method in accordance with SFAS No. 109 as if it were a stand alone entity. Under this method, current income tax expense or benefit represents income taxes expected to be payable or refundable for the current period. Deferred income tax assets and liabilities are established for both the impact of differences between the financial reporting bases and tax bases of assets and liabilities and for the expected future tax benefit to be derived from tax credits and tax loss carryforwards. Deferred income tax expense or benefit represents the change during the reporting period in the net deferred income tax assets and liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

       (K)    FAIR VALUE OF FINANCIAL INSTRUMENTS

              The fair value of the Company's cash and cash equivalents, accounts receivable, accounts payable and debt approximates their respective carrying value due to their short maturity.

       (L)    COMPREHENSIVE INCOME

              In June 1998, the Financial Accounting Standards Board issued SFAS 130, "Reporting Comprehensive Income." SFAS 130 establishes the standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. The Company has no components of comprehensive loss; therefore, comprehensive loss consists entirely of net loss.

       (M)    START-UP COSTS

              The Company accounts for start-up costs in accordance with Statement of Position 98-5 (SOP 98-5), "Reporting on the Costs of Start-Up Activities," which requires costs of start-up activities and organization costs to be expensed as incurred.

       (N)    STOCK OPTION PLAN

              The Company accounts for its stock option plan in accordance with SFAS No. 123 which allows entities to continue to apply the provisions of Accounting Principles Board ("APB") Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method, as defined in SFAS No. 123, had been applied. The Company has elected to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure required by SFAS No. 123.

(3)    PROPERTY, PLANT AND EQUIPMENT

       Property, plant and equipment consist of the following assets:

                                                       SEPTEMBER  30,
                                                        1998        1999
                                                   ---------   ---------
Network, communication and customer premise ....   $  7,701    $ 26,944
    equipment
Uninstalled customer premise equipment .........        384       3,180
Computers and software .........................        666       9,653
Leasehold improvements .........................      1,219      24,085
Furniture, fixtures and office equipment .......        165       1,331
Construction work-in-progress ..................         --         777
                                                   ---------   ---------
         Total property, plant and equipment ...     10,135      65,970

Less:  accumulated depreciation and amortization       (105)     (2,576)
                                                   ---------   ---------
         Property, plant and equipment, net ....   $ 10,030    $ 63,394
                                                   =========   =========

       For the periods from November 6, 1997 (inception) to September 30, 1998, October 1, 1998 to February 26, 1999 and February 27, 1999 to September 30, 1999 depreciation and amortization expense was $105, $439 and $2,032, respectively.

(4)    INCOME TAXES

       The statutory Federal tax rate for the period from May 18, 1998 through September 30, 1998 and for the periods from October 1, 1998 to February 26, 1999 and February 27, 1999 to September 30, 1999 was 35%. From November 6, 1998 to May 18, 1999, the Company was a limited liability corporation (LLC). As a LLC, the Company did not pay Federal income taxes on its taxable income. The effective tax rate was zero for the periods ended September 30, 1998, February 26, 1999 and September 30, 1999 due to the Company incurring net operating losses for which no tax benefit was recorded.

       For Federal tax purposes, the Company has unused net operating losses of approximately $32,500 expiring in 2018. For state and local tax purposes, the Company has unused net operating losses of approximately $63,600 expiring in 2018. The availability of the net operating loss carryforwards to offset income in future years is restricted as a result of the acquisition of the Company's outstanding common stock by Comdisco on February 26, 1999.

       As a result of the Comdisco acquisition, the Company will be included in the consolidated tax return of Comdisco for periods subsequent to February 26, 1999 and losses subsequent to that date of approximately 31,100 will be utilized on Comdisco's consolidated federal tax return.

       The tax effects of temporary differences that give rise to significant portions of the deferred tax assets are as follows:

                                                                           SEPTEMBER 30,     SEPTEMBER 30,
                                                                                    1998              1999
                                                                           -------------     -------------
                                                                           (predecessor)      (successor)
          Federal net operating loss (pre-February 27, 1999)                    $  1,365        $  11,386
          Federal net operating loss (post-February 26, 1999)                         --           10,872
          State and local net operating losses                                       802            7,048
          Start-up costs amortized for tax purposes                                  833              654
          Equipment expenses capitalized for tax purposes                             --              257
          Organization costs amortized for tax purposes                               81               64
          Other                                                                       --              152
                       Total gross deferred tax losses                             3,081           30,433
          Depreciation                                                                --             (162)
                       Total deferred tax liability                                   --             (162)
          Net deferred tax asset (liability)                                       3,081           30,271

          Less valuation allowance                                                (3,081)         (30,271)
                                                                                ---------       ---------
                          Net deferred tax assets                               $     --        $      --
                                                                                =========       =========

       In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning in making these assessments.

       Since there is presently no tax sharing agreement between the Company and Comdisco, it is uncertain whether or in what manner the Company will realize the benefits of the net operating losses subsequent to February 26, 1999. As a result, a full valuation allowance has been recorded. Should a future tax sharing agreement provide the Company with all or a portion of the benefit of these losses the valuation allowance will be adjusted accordingly.

(5)    EQUIPMENT PURCHASES PAYABLE

       The Company entered into a master equipment deployment agreement with Northern Telecom (Nortel) in November 1998, pursuant to which the Company committed to deploy switches, lines cards, modems and other equipment to establish a nationwide network.

       On June 16, 1999, the Company entered into a revised agreement with Nortel. The revised agreement replaced and superceded the original agreement. Pursuant to the revised agreement, the Company committed to pay $30,955 for historical and scheduled equipment and software deployment, including those delivered under the prior agreement, through September 30, 1999. In addition, the Company committed to deploy an additional $120,226 of equipment and software from Nortel by December 31, 1999 and an additional $20,000 by June 30, 2000. The agreement expires on August 5, 2001.

       The Company has paid approximately $22,813 of the September 30, 1999 commitment of $30,955 under the terms of the revised agreement. The Company will pay the difference as it receives the additional equipment from Nortel.

(6)    COMMITMENTS AND CONTINGENCIES

       REGULATORY

       The Company is subject to regulation by various governmental agencies and jurisdictions. The Company believes it is in compliance with all applicable laws and regulations. However, implementation and interpretation of the Telecommunications Act of 1996 (the "Act") are ongoing and subject to litigation within various federal and state agencies and courts. As a result, the impact of the Act on the Company is not yet completely determinable and future interpretations and rulings may impact the financial position and results of operations of the Company.

       OPERATING LEASES

       The Company leases office space and equipment under noncancelable operating leases. The leases range in term from one to ten years, and in certain cases, provide for options to extend the term. As of September 30, 1999, future minimum lease payments under operating leases are as follows:

                              PERIOD ENDING SEPTEMBER 30
           -----------------------------------------------------------------
           2000                                                $       3,085
           2001                                                        3,276
           2002                                                        3,269
           2003                                                        3,247
           2004                                                        3,145
           Thereafter                                                 16,780
                                                               -------------
                                           Total               $      32,802
                                                               =============

       Rent expense  from November 6, 1997  (inception)  to  September 30, 1998,
       October  1,  1998  to  February  26,  1999   and   February  27, 1999  to
       September 30, 1999 was $193, $573 and $3,469, respectively.

       LITIGATION

       From time to time, the Company is subject to litigation in the normal course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operations or liquidity.

       COLLOCATION AND INTERCONNECTION AGREEMENTS

       The Company has entered into interconnection agreements with three incumbent local exchange carriers (ILECs). These agreements cover a number of aspects of Prism's relationships with the ILECs, including the price and terms for collocation of Prism equipment in the ILECs' control offices. Such agreements require monthly rentals and are cancellable at any time.

       EMPLOYMENT CONTRACTS

       On February 26, 1999, the Company entered into an employment agreement with the founder of the Company, the terms of which expire on February 26, 2001 and are subject to earlier termination as provided in the agreement. Such agreement provides for minimum salary levels, incentive bonuses that are payable if specified management goals are attained and certain equity grants from a Management Equity Pool that Comdisco will establish.

(7)    STOCKHOLDERS' EQUITY

       In accordance with the Company's Amended and Restated Certificate of Incorporation, the Company is authorized to issue 900,000 shares of common stock at $0.01 par value and 100,000 shares of preferred stock at $1.00 par value. As of September 30, 1999, the Company had issued 446,111 shares of common stock.

       From November 13, 1997 through April 15, 1998, Prism Communications, Inc., received capital contributions of $1,650 from two investors and services with a value of $889 from two additional investors in exchange for equity in the Company. In June 1998, pursuant to a May 1998 operating agreement, the Company issued 233,063 shares to these investors.

       In 1998, the Company received $163 and entered into a loan agreement and during May 1998, this loan was converted into 6,937 shares of common stock.

       On June 11, 1998, the Company and Comdisco entered into an Investment Agreement (the Investment Agreement) in which Comdisco agreed to make an equity investment of up to $17,500 in the Company. On June 11, 1998, pursuant to the Investment Agreement, the Company issued 100,000 shares of common stock to Comdisco for $7,500.

       Pursuant to the Investment Agreement on October 16, 1998, the Company issued 100,000 shares of 9% convertible redeemable preferred stock ("Preferred Stock") at a price of $100.00 per share to Comdisco. Dividends were to accrue for two years from issuance and become payable on June 30 and December 31 of each year thereafter. The Preferred Stock was mandatorily redeemable on June 30, 2003, and convertible into the Company's common stock on a one for one basis. On July 21, 1999, Comdisco converted the Preferred Stock into 100,000 shares of common stock.

       On January 11, 1999, the board of directors authorized the creation of the Management Equity Stock Pool (MESP). Under the MESP, CERTAIN CONSULTANTS AND employees were granted rights to a total of 60,000 shares of common stock. The rights to these shares were acquired by Comdisco in connection with the acquisition of common shares by Comdisco in February 1999 (see below). The MESP was discontinued subsequent to the acquisition by Comdisco.

       On January 25, 1999, the shareholders of Prism entered into a stock purchase agreement with Comdisco whereby Comdisco purchased all of their common stock and the rights to common stock granted under the MESP for total consideration of $35,250. As a result of such transaction, which was completed on February 26, 1999, the Company became a wholly owned subsidiary of Comdisco.

(8)    STOCK OPTION PLAN

       On April 1, 1999, the Company adopted the 1999 Long-Term Stock Ownership Incentive Plan (the "Plan") pursuant to which the Company's Board of Directors may grant stock options, shares of restricted common stock, stock appreciation rights, performance units and stock bonuses to the Company's employees, officers and directors. The Plan authorizes up to 49,000 shares of common stock for issuance upon exercise of awards or for payment of benefits in connection with the Plan. Awards to a single participant in any one-year period may not exceed 10,000 shares of common stock. Stock options are granted with an exercise price equal to the stock's fair market value at the date of grant.

       On April 1, 1999, the Company granted 6,111 shares of common stock to an officer. The Company recorded compensation expense of $718 related to this grant.

       During 1999, the Company granted options to purchase 33,246 shares of common stock. A portion of such options vested immediately, and the remainder vest at the one-year anniversary of grant date. All options have a ten-year term. At September 30, 1999, there were 9,643 additional shares available for grant under the Plan.

       No compensation expense has been recognized for the stock option grants in the consolidated financial statements, since the exercise price of the options equaled or exceeded the fair market value of the stock on the grant date. If the Company had accounted for stock option grants pursuant to SFAS No. 123, and recognized compensation cost based on the fair value of the stock options at grant date, the Company's net loss would have increased to the pro forma amount indicated below:

                                                                     PERIOD FROM
                                                              BRUARY 27, 1999 TO
                                                              SEPTEMBER 30, 1999
                                                              ------------------

            Net loss as reported                             $          (35,004)
            Pro forma compensation expense                               (2,648)
                                                              ------------------
                  Pro forma net loss                         $          (37,652)
                                                              ------------------


       Pro forma net loss reflects all options granted since the acquisition of Prism by Comdisco on February 26, 1999. The per share weighted average fair value of stock options granted during 1999 was $115.80 on the date of grant using the Black Scholes option pricing model. To arrive at fair value, the Company assumed an expected dividend yield of 0.0%, a risk-free interest rate of 6.5% and an expected life of ten years.

       Stock option activity during the period from April 1, 1999 to September 30, 1999 is as follows:

                                                                WEIGHTED-AVERAGE
                                          NUMBER OF SHARES        EXERCISE PRICE
                                          ----------------      ----------------

Balance at April 1, 1999                          --           $          --
    Granted                                     33,246                  117.50
    Exercised                                     --                      --
    Forfeited                                     --                      --
    Expired                                       --                      --
                                           ----------------      ---------------
Balance at September 30, 1999                   33,246           $      117.50
                                           ================      ===============

       At September 30, 1999, the exercise price for all options was $117.50 and the weighted average remaining contractual life of outstanding options was 9.62 years.

       At September 30, 1999, there were 11,086 stock options exercisable at a weighted average exercise price of $117.50.

                                                      17
(9)    RELATED PARTY TRANSACTIONS

       An officer of the Company owns 100% of the capital stock of a former shareholder of the Company which also provided management SERVICES. THE COMPANY'S PAYMENTS TO A FORMER SHAREHOLDER FOR MANAGEMENT SERVICES TOTALED $1,621 from November 6, 1997 (inception) to September 30, 1998 and the Company had $79 and $0 of accounts payable to the former shareholder at September 30, 1998 and 1999, respectively.

       During the period from November 6, 1997 (inception) to September 30, 1998, two shareholders made loans to the Company aggregating $500, all of which were repaid by September 30, 1998.

       During the periods from November 6, 1997 to September 30, 1998, October 1, 1998 to February 26, 1999 and February 27, 1999 to September 1999, the Company reimbursed related parties for travel and related business expenses in the amount of $130, $312 and $368, respectively. During the period from February 27, 1999 to September 30, 1999, the Company was charged $2,555 by Comdisco for management and back-office services.

       During February 1999, Comdisco provided $6,000 of financing to the Company by issuing three promissory notes. Each of the notes bore interest of 8.9378% and had a one-month maturity. On March 10, 1999, the Company converted the three promissory notes into borrowings under a new $100,000 revolving credit facility provided by Comdisco. The revolving credit facility bears interest at LIBOR plus 4%, and may be cancelled at any time, upon notice by Comdisco or the Company.

       As of September 30, 1999, Prism had $79,906 outstanding under the facility which included accrued interest of $1,865. On November 12, 1999, the maximum amount available under revolving credit facility was increased to $250,000.

(10)   SUBSEQUENT EVENT (UNAUDITED)

       Effective November 30, 1999, Prism entered into a 20-year agreement with Williams Communications, Inc. to purchase (i) an indefeasible right to use approximately 2,500 miles of dark fiber and (ii) approximately $110 million of network capacity on a take-or-pay basis, for the purpose of transporting voice and data traffic across the United States. In aggregate, Prism will pay Williams approximately $120 million, plus related maintenance and collocation charges, over a 20-year period for such rights and facilities. To satisfy $10 million of such obligation, Prism issued to Williams shares of its common stock. As a result, Williams has an approximate 1% fully-diluted interest in Prism. Prism will make the remaining payments on a monthly basis, regardless of whether it orders network capacity, and as it accepts major segments of dark fiber.

       To further the relationship between Prism and Nortel, on December 17, 1999, Nortel purchased shares of Prism common stock for $10 million. As a result of this transaction, Nortel has an approximate 1% fully-diluted ownership position in Prism.